Exhibit 99.(h)(5)(l)

EXPENSE LIMITATION AGREEMENT

FOR

FORWARD UNIPLAN REAL ESTATE INVESTMENT FUND

(INVESTOR CLASS SHARES)

THIS AGREEMENT, dated as of January 2, 2006, is made and entered into by and between Forward Funds, a Delaware statutory trust (the “Trust”), on behalf of the Investor Class shares of its series,  Forward Uniplan Real Estate Investment Fund (the “Fund”), and Forward Management, LLC (the “Investment Advisor”).

WHEREAS, the Investment Advisor has been appointed the investment adviser of the Fund pursuant to an Investment Management Agreement dated July 1, 2005, between the Trust, on behalf of the Fund, and the Investment Advisor (the “Advisory Agreement”); and

WHEREAS, the Trust and the Investment Advisor desire to enter into the arrangements described herein relating to certain expenses of the Investor Class shares of the Fund;

NOW, THEREFORE, the Trust and the Investment Advisor hereby agree as follows:

1.                                       Until further notice from the Investment Advisor to the Trust, the Investment Advisor agrees, subject to Section 2 hereof, to reduce the fees payable to it under the Advisory Agreement (but not below zero) to the extent necessary to limit the operating expenses of the Investor Class shares of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses) as follows:

For the period from the date of this Agreement until January 1, 2007, the Investment Advisor shall limit its fee so that the operating expenses of the Investor Class shares of the Fund shall be limited to an annual rate (as a percentage of the Fund’s average daily net assets) of 1.69%.

2.                                       The Fund agrees to pay to the Investment Advisor the amount of fees that, but for Section 1 hereof, would have been payable by the Fund to the Investment Advisor pursuant to the Advisory Agreement (the “Deferred Fees”) for a period of three years following the date on which the expense was incurred (the “Recoupment Period”), subject to the limitations provided in this Section.  Such repayment shall be made monthly, but only if the operating expenses of the Investor Class shares of the Fund (exclusive of brokerage costs, interest, taxes and dividend and extraordinary expenses), without regard to such repayment, are at an annual rate (as a percentage of the average daily net assets) of 1.69% or less.  Furthermore, the amount of Deferred Fees paid by the Fund in any month shall be limited so that the sum of (a) the amount of such payment and (b) the other operating expenses of the Investor Class shares of the Fund (exclusive of brokerage costs, interest, taxes and extraordinary expenses) do not exceed the foregoing annual percentage rate.  In no event will the Fund be obligated to pay any fees waived or deferred by the Investment Advisor with respect to any other series of the Trust.

3.                                       The Investment Advisor may elect in its discretion to terminate any fee waiver for any period following the date of expiration of this agreement, but no such termination shall affect the obligation (including the amount of the obligation) of the Fund to repay amounts of Deferred Fees with respect to periods prior to such termination.

4.                                       A copy of the Certificate of Statutory Trust establishing the Trust is on file with the Secretary of State of Delaware, and notice is hereby given that this Agreement is executed by the Trust on behalf of the Fund by an officer of the Trust as an officer and not individually and that the obligations of or arising out of this Agreement are not binding upon any of the Trustees, officers or shareholders individually but are binding only upon the assets and property belonging to the Fund.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

Forward Funds
on behalf of its series
Forward Uniplan Real Estate
Investment Fund	Forward Management, LLC
(Investor Class shares)

By:	/s/ J. Alan Reid, Jr.	By:	/s/ Jeremy W. Deems

Name:	J. Alan Reid, Jr.	Name:	Jeremy W. Deems

Title:	President	Title:	Treasurer